Exhibit 99.1

Magic Software Reports Third Quarter 2022 Financial Results with Record Breaking Revenues of $144 Million, Reflecting a 19% Year-Over-Year Growth. Net income reached a record-breaking $11.5 Million, Reflecting 53% Year-Over-Year Growth

Operating income for the third quarter increased by 34% year-over-year to a record-breaking result of $16.1 million; Non-GAAP operating income for the third quarter increased by 14% year-over-year to a third quarter record-breaking result of $18.5 million

OR YEHUDA, Israel, Nov. 14, 2022 (GLOBE NEWSWIRE) -- Magic Software Enterprises Ltd. (Nasdaq and TASE: MGIC), a global provider of IT consulting services and end-to-end integration and application development platforms solutions, announced today its financial results for the third quarter ended September 30, 2022.

Summary Results for the Third Quarter 2022 (USD in millions, except per share data)

	GAAP				Non-GAAP
	Q3 2022	Q3 2021	% Change		Q3 2022	Q3 2021	% Change
Revenues	$144.0	$120.9	19.1%		$144.0	$120.9	19.1%
Gross Profit	$39.4	$32.6	20.6%		$40.5	$34.2	18.5%
Gross Margin	27.3%	27.0%	30	bps	28.1%	28.3%	(20	)bps
Operating Income	$16.1	$12.0	33.7%		$18.5	$16.2	14.4%
Operating Margin	11.2%	10.0%	120	bps	12.9%	13.4%	(50	)bps
Net Income (*)	$11.5	$7.5	53.3%		$13.5	$11.8	14.9%
Diluted EPS	$0.23	$0.15	53.3%		$0.28	$0.24	16.7%

(*) Attributable to Magic Software’s shareholders.

Financial Highlights for the Third Quarter Ended September 30, 2022

•	Revenues for the third quarter of 2022 increased by 19.1% to a record-breaking result of $144.0 million, compared to $120.9 million in the same period of the previous year. On a constant currency basis, revenues for the third quarter of 2022 would have increased by 23% to a record breaking $148.8 million, with 19.1% reflecting organic growth.

•	Operating income for the third quarter of 2022 increased by 33.7% to a record-breaking result of $16.1 million, compared to $12.0 million in the same period of the previous year. On a constant currency basis, operating income for the third quarter of 2022 would have increased by 40.6% to $16.9 million, with 37.7% reflecting organic growth.

•	Non-GAAP operating income for the third quarter of 2022 increased by 14.4% to a third quarter record-breaking result of $18.5 million, compared to $16.2 million in the same period of the previous year. On a constant currency basis, Non-GAAP operating income for the third quarter of 2022 would have increased by 19.2% to a third quarter record-breaking result of $19.3 million, with 15.4% reflecting organic growth.

•	Net income attributable to Magic Software’s shareholders for the third quarter of 2022 increased by 53.3% to a record-breaking result of $11.5 million, or $0.23 per fully diluted share, compared to $7.5 million, or $0.15 per fully diluted share, in the same period of the previous year.

•	Non-GAAP net income attributable to Magic Software’s shareholders for the third quarter of 2022 increased by 14.9% to $13.5 million, or $0.28 per fully diluted share, compared to $11.8 million, or $0.24 per fully diluted share, in the same period of the previous year.

Summary Results for Nine-Months Period Ended September 30, 2022 (USD in millions, except per share data)

	GAAP				Non-GAAP
	Nine months ended September 30,				Nine months ended September 30,
	2022	2021	% Change		2022	2021	% Change
Revenues	$419.6	$347.3	20.8%		$419.6	$347.3	20.8%
Gross Profit	$113.5	$95.6	18.7%		$117.6	$100.3	17.2%
Gross Margin	27.1%	27.5%	(40	)bps	28.0%	28.9%	(90	)bps
Operating Income	$46.8	$37.0	26.6%		$55.0	$47.1	16.8%
Operating Margin	11.1%	10.6%	50	bps	13.1%	13.6%	(50	)bps
Net Income (*)	$30.6	$22.8	34.1%		$38.1	$33.4	14.1%
Diluted EPS	$0.59	$0.46	28.3%		$0.77	$0.68	13.2%

(*) Attributable to Magic Software’s shareholders.

Financial Highlights for the Nine-Month Period Ended September 30, 2022

•	Revenues for the first nine months of 2022 increased by 20.8% to a record-breaking $419.6 million compared to $347.3 million in the same period last year. On a constant currency basis, revenues for the first nine months of 2022 would have increased by 22.9% to $426.9 million, with 21.5% reflecting organic growth.

•	Operating income for the first nine months of 2022 increased by 26.6% to a record-breaking $46.8 million compared to $37.0 million in the same period last year. On a constant currency basis, operating income for the first nine months of 2022 would have increased by 30.9% to $48.3 million, with 30% reflecting organic growth.

•	Non-GAAP operating income for the first nine months of 2022 increased by 16.8% to a record-breaking $55.0 million compared to $47.1 million in the same period last year. On a constant currency basis, Non-GAAP operating income for the first nine months of 2022 would have increased by 20.1% to $56.5 million, with 18.8% reflecting organic growth.

•	Net income attributable to Magic Software’s shareholders for the first nine months of 2022 increased by 34.1% to $30.6 million, or $0.59 per fully diluted share, compared to $22.8 million, or $0.46 per fully diluted share, in the same period last year.

•	Non-GAAP net income attributable to Magic Software’s shareholders for the first nine months of 2022 increased by 14.1% to $38.1 million, or $0.77 per fully diluted share, compared to $33.4 million, or $0.68 per fully diluted share, in the same period last year.

•	Cash flows from operating activities for the first nine months of 2022 amounted to $37.5 million compared to $34.2 million in the same period last year. Cash flow from operating activities excluding the impact of payments of deferred and contingent consideration related to acquisitions amounting to $41.3 million for the first nine months ended September 30, 2022.

•	As of September 30, 2022, Magic Software’s net cash, cash equivalents, short and long-term bank deposits and marketable securities amounted to $88.8 million and total financial debt of $59.1 million.

•	Magic Software has increased its 2022 annual revenue guidance for the third time this year to a range of $555 to $565 million, up from its prior range of $550 to $560 million, which now reflects an annual growth of 15.6% to 17.6%.

Guy Bernstein, Chief Executive Officer of Magic Software, said: “I am very proud of our third quarter achievements. During the quarter, we continued to make big strides across multiple fronts of our business, which is reflected by record breaking results as well as double digit growth in all our key financial indices (revenues, gross profit, operating income, and net income). Our strong results demonstrate the growing investment made by enterprises and organizations worldwide to leverage their digital technologies and cloud-based platforms creating high demand for our innovative software solutions and services which together with the outstanding execution by our teams led to another quarter of strong performance recorded across our business. With our investment portfolio well diversified, we continue to invest organically and inorganically in our service lines and are excited about the innovative capabilities we are building to drive continued long-term profitable growth and shareholder value.”

Conference Call Details

Magic Software’s management will host a conference call on Monday, November 14, 2022 at 10:00 am Eastern Daylight Time (5:00 am Pacific Daylight Time, 17:00 Israel Daylight Time) to review and discuss Magic Software’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-866-652-8972

UK: 0-800-917-9141

ISRAEL: 03-918-0650

ALL OTHERS: +972-3-918-0650

For those unable to join the live call, a replay of the call will be available in the Investor Relations section of Magic Software’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to Magic Software’s shareholders and non-GAAP basic and diluted earnings per share.

Magic Software believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic Software’s financial condition and results of operations. Magic Software’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures together with GAAP results. Magic Software urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

•	Amortization of purchased intangible assets and other related costs;

•	In-process research and development capitalization and amortization;

•	Equity-based compensation expenses;

•	Costs related to acquisition of new businesses;

•	The related tax, non-controlling interests and redeemable non-controlling interest’s effects of the above items;

•	Change in valuation of contingent consideration related to acquisitions;

•	Change in value of put options of redeemable non-controlling interests; and

•	Change in deferred tax assets on carry forward tax losses.

Reconciliation of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (Nasdaq and TASE: MGIC) is a global provider of end-to-end integration and application development platforms solutions and IT consulting services.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “look forward”, “expect,” “believe,” “guidance” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made based on management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2021, which we filed on May 12, 2022, and subsequent reports and filings made from time to time with the Securities and Exchange Commission.

Magic® is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Asaf Berenstin | Chief Financial Officer
Magic Software Enterprises
ir@magicsoftware.com

MAGIC SOFTWARE ENTERPRISES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. Dollars in thousands

	September 30,	December 31,
	2022	2021
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$82,762	$88,090
Short-term bank deposits	3,935	5,586
Marketable securities	993	1,142
Trade receivables, net	143,776	142,071
Other accounts receivable and prepaid expenses	11,662	9,890
Total current assets	243,128	246,779

LONG-TERM ASSETS:
Severance pay fund	1,609	3,646
Deferred tax assets	1,825	8,091
Operating lease right-of-use assets	24,489	24,299
Other long-term receivables	4,802	3,384
Other long-term deposits	1,086	1,781
Property and equipment, net	7,603	5,872
Identifiable intangible assets and goodwill, net	211,946	198,193
Total long term assets	253,360	245,266

TOTAL ASSETS	$496,488	$492,045

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES:
Short-term debt	$21,378	$17,032
Trade payables	25,236	24,711
Accrued expenses and other accounts payable	46,082	45,173
Current maturities of operating lease liabilities	3,679	3,943
Liabilities due to acquisition activities	15,857	6,635
Deferred revenues and customer advances	10,998	10,771
Total current liabilities	123,230	108,265

LONG TERM LIABILITIES:
Long-term debt	37,727	20,155
Deferred tax liability	11,269	18,112
Long-term operating lease liabilities	21,537	20,970
Long-term liabilities due to acquisition activities	10,548	13,892
Accrued severance pay	2,473	4,551
Total long term liabilities	83,554	77,680

REDEEMABLE NON-CONTROLLING INTERESTS	27,265	30,432

SHAREHOLDERS EQUITY:
Magic Software Enterprises equity	251,845	265,248
Non-controlling interests	10,594	10,420
Total shareholders equity	262,439	275,668

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$496,488	$492,045

MAGIC SOFTWARE ENTERPRISES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
U.S. Dollars in thousands (except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
	Unaudited		Unaudited

Revenues	$143,963	$120,870	$419,646	$347,323
Cost of Revenues	104,600	88,244	306,112	251,704
Gross profit	39,363	32,626	113,534	95,619
Research and development, net	2,441	2,313	7,376	6,872
Selling, marketing and general and administrative expenses	20,988	17,604	59,655	51,118
Increase (decrease) in valuation of contingent consideration related to acquisitions	(177)	660	(283)	678
Total operating expenses	23,252	20,577	66,748	58,668
Operating income	16,111	12,049	46,786	36,951
Financial expenses, net	(812)	(1,075)	(2,603)	(3,525)
Income before taxes on income	15,299	10,974	44,183	33,426
Taxes on income	2,392	2,212	9,223	6,786
Net income	$12,907	$8,762	$34,960	$26,640
Net income attributable to redeemable non-controlling interests	(837)	(771)	(2,576)	(2,332)
Net income attributable to non-controlling interests	(577)	(494)	(1,786)	(1,488)
Net income attributable to Magic’s shareholders	$11,493	$7,497	$30,598	$22,820

Net earnings per share attributable to Magic’s shareholders :
Net Income attributable to Magic Shareholder’s	11,493	7,497	30,598	22,820
Accretion of redeemable non-controlling interests	24	-	(1,463)	-
Net Income attributable to Magic Shareholder’s after accretion of redeemable non-controlling interests	$11,517	$7,497	$29,135	$22,820

Weighted average number of shares used in computing net earnings per share

Basic	49,093	49,060	49,088	49,049

Diluted	49,128	49,107	49,135	49,093

Basic and diluted earnings per share attributable to Magic’s shareholders	$0.23	$0.15	$0.59	$0.46

Net earnings per share attributable to Magic’s shareholders : excluding of accretion of redeemable non-controlling interest
Basic	$0.24	$0.15	$0.59	$0.47
Diluted	$0.23	$0.15	$0.59	$0.47

MAGIC SOFTWARE ENTERPRISES LTD.
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
U.S. Dollars in thousands (except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2022	2021	2022	2021
	Unaudited		Unaudited

GAAP gross profit	$39,363	$32,626	$113,534	$95,619
Amortization of capitalized software and acquired technology	1,051	1,394	3,307	4,244
Amortization of other intangible assets	79	156	745	466
Non-GAAP gross profit	$40,493	$34,176	$117,586	$100,329

GAAP operating income	$16,111	$12,049	$46,786	$36,951
Gross profit adjustments	1,130	1,550	4,052	4,710
Amortization of other intangible assets	1,776	1,737	6,158	5,040
Increase (decrease) in valuation of contingent consideration related to acquisitions	(177)	660	(283)	678
Capitalization of software development	(724)	(723)	(2,329)	(2,345)
Costs related to acquisitions	317	745	376	1,232
Stock-based compensation	70	155	210	802
Non-GAAP operating income	$18,503	$16,173	$54,970	$47,068

GAAP net income attributable to Magic’s shareholders	$11,493	$7,497	$30,598	$22,820
Operating income adjustments	2,392	4,124	8,184	10,117
Expenses attributed to non-controlling interests and redeemable non-controlling interests	(124)	(225)	(444)	(558)
Changes in unsettled fair value of contingent consideration related to acquisitions	111	505	833	1,673
Deferred taxes on the above items	(350)	(130)	(1,093)	(687)
Non-GAAP net income attributable to Magic’s shareholders	$13,522	$11,771	$38,078	$33,365

Non-GAAP basic net earnings per share	$0.28	$0.24	$0.78	$0.68
Weighted average number of shares used in computing basic net earnings per share	49,093	49,060	49,088	49,049

Non-GAAP diluted net earnings per share	$0.28	$0.24	$0.77	$0.68
Weighted average number of shares used in computing diluted net earnings per share	49,138	49,136	49,138	49,135

MAGIC SOFTWARE ENTERPRISES LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
U.S. Dollars in thousands

	Nine months ended
	September 30,
	2022	2021
	Unaudited

Cash flows from operating activities:

Net income	$34,960	$26,640
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,798	10,946
Stock-based compensation	210	802
Change in deferred taxes, net	(2,623)	(2,429)
Amortization of marketable securities premium and accretion of discount	149	70
Net change in operating assets and liabilities:
Trade receivables, net	(1,325)	(9,523)
Other long-term and short-term accounts receivable and prepaid expenses	(1,198)	775
Trade payables	(2,251)	3,074
Exchange rate of loans	(1,916)	(21)
Accrued expenses and other accounts payable	1,201	2,974
Payments of deferred and contingent consideration related to acquisitions	(3,748)	-
Effect of exchange rate on cash and cash equivalents held in currencies other than the functional currency	1,328	-
Deferred revenues	948	843
Net cash provided by operating activities	37,533	34,151

Cash flows from investing activities:

Capitalized software development costs	(2,329)	(2,345)
Purchase of property and equipment	(3,303)	(921)
Cash paid in conjunction with acquisitions, net of acquired cash	(23,116)	(8,685)
Purchase of intangible asset	(219)	-
Proceeds from (Investment in) short-term bank deposits	1,651	(17)
Net cash used in investing activities	(27,316)	(11,968)

Cash flows from financing activities:

Proceeds from exercise of options by employees	-	41
Payments of deferred and contingent consideration related to acquisitions	(4,638)	(4,694)
Dividend paid	(24,841)	(21,780)
Dividend paid to non-controlling interests	(240)	(871)
Dividend paid to redeemable non-controlling interests	(3,532)	(2,783)
Short-term and long-term loans received	30,538	22,492
Repayment of short-term and long-term loans	(5,983)	(4,414)
Net cash used in financing activities	(8,696)	(12,009)

Effect of exchange rate changes on cash and cash equivalents	(6,849)	(1,137)

Increase (Decrease) in cash and cash equivalents	(5,328)	9,037
Cash and cash equivalents at the beginning of the period	88,090	88,127
Cash and cash equivalents at end of the period	$82,762	$97,164

Summary of Non-GAAP Financial Information
U.S. Dollars in thousands (except per share data)

	Three months ended				Nine months ended
	September 30,				September 30,
	2022		2021		2022		2021
	Unaudited		Unaudited		Unaudited		Unaudited

Revenues	$143,963	100%	$120,870	100%	$419,646	100%	$347,323	100%
Gross profit	40,493	28.1%	34,176	28.3%	117,586	28.0%	100,329	28.9%
Operating income	18,503	12.9%	16,173	13.4%	54,970	13.1%	47,068	13.6%
Net income attributable to
Magic’s shareholders	13,522	9.4%	11,771	9.7%	38,078	9.1%	33,365	9.6%

Basic earnings per share	$0.28		$0.24		$0.77		$0.68
Diluted earnings per share	$0.28		$0.24		$0.77		$0.68